   As filed with the Securities and Exchange Commission on December 17, 1998

                                                        Registration Number 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                   ----------

                         OUTSOURCE INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


           FLORIDA                                           65-0675628
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                           Identification No.)

                                                                                           PAUL M. BURRELL
    1144 EAST NEWPORT CENTER DRIVE                                                 1144 EAST NEWPORT CENTER DRIVE
    DEERFIELD BEACH, FLORIDA 33442                                                 DEERFIELD BEACH, FLORIDA 33442
           (954) 418-6200                                                                 (954) 418-6200
(Address, including zip code, and telephone number, including        (Name, address, including zip code, and telephone number,
   area code, of registrant's principal executive offices)                     including area code, of agent for service)



                                   ----------

                                    COPY TO:
                              DONN A. BELOFF, ESQ.
                              HOLLAND & KNIGHT LLP
                     ONE EAST BROWARD BOULEVARD, SUITE 1300
                          FT. LAUDERDALE, FLORIDA 33301
                                 (954) 525-1000

                                   ----------


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

           As soon as practicable after the effective date of the Registration Statement and from time to time thereafter.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend as interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   ----------

                         CALCULATION OF REGISTRATION FEE


====================================================================================================================================
                                                                     Proposed Maximum     Proposed Maximum
              Title of Each Class                Amount to be         Offering Price     Aggregate Offering           Amount of
        of Securities to be Registered            Registered           Per Share(1)            Price            Registration Fee(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..................     179,273                 $5.00              $896,365                  $250
====================================================================================================================================



(1) Estimated solely for the purpose of calculating the registration fee based upon the average of the high and low prices reported on the Nasdaq National Market on December 11, 1998.
(2)      Calculated by multiplying the aggregate offering amount by .000278.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.




================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.




PROSPECTUS                       SUBJECT TO COMPLETION, DATED DECEMBER 17, 1998


                                 179,273 SHARES

                          OUTSOURCE INTERNATIONAL, INC.

                                  COMMON STOCK

         This Prospectus relates to the proposed sale from time to time of up to an aggregate of 179,273 shares of common stock of OutSource International, Inc., a Florida corporation, by a selling shareholder.

         The selling shareholder may sell all or any portion of his shares of common stock in one or more transactions on the Nasdaq National Market or in private, negotiated transactions. The selling shareholder will determine the prices at which he sells his shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholder, but we will pay all registration expenses. The selling shareholder will pay all selling expenses, including all underwriting discounts and selling commissions.

         On November 30, 1998, OutSource had 8,657,913 shares of its common stock outstanding. The common stock is listed on the Nasdaq National Market under the symbol OSIX. On December 11, 1998, the last reported sale price of the common stock on the Nasdaq National Market was $5.0625 per share.

   SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS
           THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE
                          COMMON STOCK OFFERED HEREBY.

         We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read this entire Prospectus and any amendments or supplements carefully before you make your investment decision.

         Our principal executive offices are located at 1144 East Newport Center Drive, Deerfield Beach, Florida 33442. Our telephone number is (954) 418-6200.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved or these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.



                THE DATE OF THIS PROSPECTUS IS ________ __, 199_.



                                TABLE OF CONTENTS

                                                                                                          PAGE
                                                                                                          ----

Where You Can Find More Information...................................................................     3

The Company...........................................................................................     4

Risk Factors..........................................................................................     7

Use of Proceeds.......................................................................................    19

Selling Shareholders..................................................................................    19

Plan of Distribution..................................................................................    19

Legal Matters.........................................................................................    20

Experts...............................................................................................    20




                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

            (1) Annual Report on Form 10-K, as amended, for the year ended December 31, 1997.

            (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

            (3)   Quarterly Report on Form 10-Q for the quarter ended June 30,
                  1998.

            (4) Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

            (5) Current Report on Form 8-K dated February 3, 1998, as amended on April 6, 1998.

            (6) Current Report on Form 8-K dated March 5, 1998, as amended on May 4, 1998.

            (7) Current Report on Form 8-K dated May 29, 1998, as amended on July 28, 1998.

            (8) The description of our common stock included under the heading "Description of Securities" in the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 12, 1997 (File No. 333-33443), as amended.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  Vice President - Corporate Communications
                  OutSource International, Inc.
                  1144 East Newport Center Drive
                  Deerfield Beach, Florida 33442
                  (954) 418-6200

         You should rely only on information incorporated by reference or provided in this Prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information.

         The information in this Prospectus reflects the consummation on February 21, 1997 of a reorganization among nine operating corporations existing under the laws of the State of Florida and their shareholders which resulted in us becoming the parent company of these nine corporations. As used in this Prospectus, unless the context requires otherwise, "we" or "OutSource" or the "Company" means OutSource International, Inc. and its consolidated subsidiaries. Italicized terms in this Prospectus indicate trademarks or other protected intellectual property which we own or license.


                                   THE COMPANY

         OutSource International, Inc. is a national provider of human resource services focusing on the flexible industrial staffing market through our Tandem division. The Tandem division recruits, trains and deploys temporary industrial personnel and provides payroll administration, risk management and benefits administration services to its clients. Tandem's clients include businesses in the manufacturing, distribution, hospitality and construction industries. We also operate a professional employer organization ("PEO") through our Synadyne division, offering a comprehensive package of PEO services including payroll administration, risk management, benefits administration and human resource consultation to companies in a wide range of industries.

         The Tandem division provides approximately 25,000 flexible industrial staffing personnel daily through a nationwide network of 115 Company-owned and 49 franchised offices. The Tandem division has approximately 17,000 clients and on a daily basis provides services to approximately 4,000 of such clients. Between January 1, 1995 and December 31, 1997, annual Company and franchise flexible industrial staffing revenues increased from $162.3 million to $357.2 million, a compound annual growth rate of approximately 48%. As part of our expansion strategy, we have completed 36 acquisitions, primarily flexible industrial staffing companies, since January 1, 1995, with 89 offices and approximately $189.0 million in annual historical revenue. During this period, the number of Company-owned flexible staffing offices increased from 10 to 125, the number of metropolitan markets (measured by Metropolitan Statistical Areas) that we serve increased from one to 45, and we implemented advanced information systems, further developed back office capabilities and invested in other infrastructure enhancements necessary to support our future growth.

         The Synadyne division, which began in 1994, has approximately 12,100 employees. Between January 1, 1995 and December 31, 1997, annual PEO revenues, excluding revenues from the provision of PEO services to Tandem franchisees, increased from $78.1 million to $191.2 million, a compound annual growth rate of approximately 56%. As of September 30, 1998, we provided PEO services through two Company-owned offices. During the third quarter of 1998, we terminated our three existing franchise agreements and suspended sales of additional Synadyne franchises, pending an overall determination of the best mix of all PEO distribution channels, including franchising.

         Our objective is to become the leading provider of flexible industrial staffing and PEO services in select geographic regions. To achieve this objective, our strategy is to (i) continue to focus on under-served flexible industrial staffing and PEO markets which provide high growth opportunities;
(ii) provide a comprehensive package of single-source human resources services;
(iii) geographically cluster offices to leverage economic efficiencies and maintain a stable employment base; (iv) increase market penetration through a combination of internal growth, acquisitions, franchising and strategic alliances; (v) continue to maximize operating efficiencies through integrated technology and back office support, and, ultimately (vi) become the "Guardian Employer," whereby we will represent a critical mass of jobs within a defined geographic area enabling us to commit to permanent employment, over time, for our flexible industrial staffing and PEO employees.

         Our operation of both a flexible industrial staffing division and a PEO division provides us with significant competitive advantages. Both Tandem and Synadyne offer a number of common services including payroll administration, risk management and benefits administration. We design and administer these services through common facilities, personnel and information systems which give us the ability to provide a wider range of services at lower costs than our primary competitors. In addition, we are able to provide a full spectrum of staffing services to our industrial clients ranging from a temporary employee for one day to comprehensive outsourcing of human resource functions through our PEO division.

         The staffing industry consists of companies which provide four basic services to clients: (i) flexible staffing; (ii) PEO services; (iii) placement and search; and (iv) outplacement. Based on information provided by the National Association of Temporary and Staffing Services, the National Association of Professional Employer Organizations and Staffing Industry Analysts, Inc., 1997 staffing industry revenues were approximately $85.4 billion. According to industry sources, flexible staffing firms and PEO firms employed approximately
5.0 million people per day, or approximately 3.9% of the entire United States workforce, in 1997. Over the last five years, the staffing industry has experienced significant growth, due largely to the utilization of temporary help across a broader range of industries as well as the emergence of the PEO sector.

         According to the National Association of Temporary and Staffing Services, the flexible staffing industry grew from approximately $43.6 billion in 1996 to approximately $50.3 billion in 1997, or 15.4%. During that same period, the flexible industrial staffing sector grew from approximately $13.9 billion to approximately $17.3 billion, or 24.5%. During 1997, the flexible industrial staffing sector represented 34.4% of the flexible staffing industry, compared to 31.8% during 1996. We believe that the flexible industrial staffing market is highly fragmented and that in excess of 75% of flexible industrial staffing industry revenues are generated by small local and regional companies. Our goal is to target opportunities in this fragmented, rapidly growing market which has to date been under-served by large full service staffing companies.

         The PEO sector, the fastest growing sector within the staffing industry, comprised an estimated $21.6 billion, or approximately 25.3%, of estimated 1997 staffing industry revenues. This sector has grown at an estimated annual rate of 30% over the last five years as small and medium size businesses (businesses with less than 500 employees) continued to realize time and cost savings associated with outsourcing human resource administration to PEOs. According to industry sources, less than 2% of small and medium size businesses in the United States utilize PEO services. As a result, we believe there are significant opportunities for continued growth of our PEO business.

RECENT DEVELOPMENTS

         Since our initial public offering of common stock in October 1997, we have completed 17 acquisitions of flexible industrial staffing companies, with 40 offices generating approximately $96.1 million in revenue for the twelve months preceding each acquisition, in the aggregate. Information related to these acquisitions is summarized in the following table:


                                                                               ANNUAL
                                                                             HISTORICAL
    DATE OF                                                  NO. OF           REVENUES               PRIMARY
  ACQUISITION                NAME OF COMPANY                 OFFICES         (MILLIONS)              LOCATION
-----------------     ---------------------------------    ------------      -----------    -------------------------


October 1998           Sterling Temporaries, Inc.*              2              $ 2.9            Tampa/St. Petersburg,
                                                                                                FL

July 1998              ALPAP, Inc.*                             1                3.3            Columbus, OH

May 1998               Century Investors, Inc.*                 2                2.5            Las Vegas, NV

May 1998               Resource Dimensions, Inc.                1                9.2            Chicago, IL

May 1998               Mid-West Temps, Inc.                     2                6.8            Chicago, IL

April 1998             Ready Help, Inc.                         1                1.4            Kansas City, MO

April 1998             BLM Enterprises,  Inc.*                  2                2.8            Ft. Myers/Naples, FL

April 1998             Pro Select, Inc.                         1                3.1            Los Angeles, CA

April 1998             Deb-Lar, Inc.*                           1                1.8            Cincinnati, OH

March 1998             X-tra Help, Inc./ Co-Staff, Inc.         3               18.6            Los Angeles, CA

March 1998             EAZY Temporary, Inc.*                    1                2.5            Greenville, SC

March 1998             E.J. Services, Inc.*                     2                3.5            Raleigh, NC

February 1998          LM Investors, Inc.*                      4               11.5            Aurora/Joliet, IL

January 1998           Employment Consultants, Inc.             1                5.7            Green Bay, WI

January 1998           Tempus, Inc.                             13              14.0            Memphis, TN

January 1998           F.J.R. Enterprises, Inc.*                2                4.0            St. Louis, MO

January 1998           Fruehling & Jackson, Inc.*               1                2.5            Kansas City, MO
==================================================================================================================================


*  Former franchisee.

         Statements contained in or incorporated by reference into this Prospectus, as well as subsequent oral statements made by or on behalf of the Company's representatives, to the effect of the Company's or management's anticipations, beliefs, expectations, intentions, strategies and/or other words of similar import which are not purely historical fact or which apply prospectively are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words "aim," "believe," "expect," "anticipate," "intend," "estimate," "will," "should," "could" and other expressions which indicate future events and trends identify forward looking statements. Such forward-looking statements involve known and unknown risks and are also based upon assumptions of future events, which may not prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those described below.


                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following factors in evaluating an investment in the common stock offered hereby.

RISKS RELATED TO GOVERNMENT REGULATIONS

         As an employer, we are subject to all federal, state and local statutes and regulations governing our relationships with our employees and affecting businesses generally, including our employees assigned to work at client company locations (sometimes referred to as "worksite employees"). Although we are not subject to additional regulation by virtue of our flexible staffing operations, as a result of our PEO operations, we are affected specifically by applicable licensing and other regulatory requirements and by the uncertainty of the application of numerous federal and state laws relating to labor, tax and employment matters. Because many such laws were enacted prior to the development of alternative employment arrangements, such as those provided by PEOs and other staffing businesses, many of these laws do not specifically address the obligations and responsibilities of non-traditional employers. Interpretive issues concerning such relationships have arisen and remain unsettled. Uncertainties arising under the Internal Revenue Code of 1986, as amended, include, but are not limited to, the qualified tax status and favorable tax status of certain benefit plans we and other alternative employers provide. The unfavorable resolution of these unsettled issues could have a material adverse effect on our results of operations, financial condition and liquidity. In addition, the Internal Revenue Service is conducting an examination division market segment specialization program to examine PEOs throughout the United States.

         While many states do not explicitly regulate PEOs, approximately one-third of the states (including Florida) have passed laws that mandate licensing or registration requirements for PEOs, and several additional states are considering such regulation. Such laws vary from state to state but generally provide, among other things, for monitoring the fiscal responsibility of PEOs and specify some of the employer responsibilities assumed by PEOs. The length of time required to obtain regulatory approval to begin such operations will vary from state to state, and there can be no assurance that we will be able to satisfy the licensing requirements or other applicable regulations of any particular state in which we are not currently operating, that we will be able to provide the full range of services currently offered, or that we will be able to operate profitably within the regulatory environment of any state in which we do obtain regulatory approval. We are presently licensed in 15 states. The absence of required licenses in those states where licensing is required could prohibit us from providing PEO services in such states.

         Future growth of our PEO operations will depend, in part, on our ability to offer our services to prospective clients in other states. In order to provide PEO services effectively in other states, we must obtain all necessary regulatory approvals, achieve acceptance in the local market, comply with state regulatory requirements, adapt to local market conditions, secure favorable rates for non-statutory benefits, and establish internal controls that enable us to conduct operations in several locations. Moreover, as we expand into additional states, there can be no assurance that we will be able to duplicate in other markets the revenue growth and operating results experienced in our current markets. In addition, there can be no assurance that existing laws and regulations which are not currently applicable to us will not be interpreted more broadly in the future so as to apply to our existing activities or that new laws and regulations will not be enacted with respect to our activities, either of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

INCREASED EMPLOYEE COSTS

         We are required to pay a number of federal, state and local payroll taxes and related payroll costs, including unemployment taxes, workers' compensation insurance premiums and claims, Social Security, and Medicare, among others, for our employees (including our worksite employees and the worksite employees of many of our franchise associates). We also provide certain additional benefits to many of our core employees (including many of our worksite employees) and incur certain costs related to the provision of such benefits, such as insurance premiums for health care. Health insurance premiums, unemployment taxes and workers' compensation insurance premiums and costs are significant to our operating results, and are determined, in part, by our claims experience. Accordingly, we employ extensive procedures in an attempt to control such costs. Our costs could also increase as the result of proposed health care reforms. Recent federal and certain state legislative proposals have included provisions extending health insurance benefits to employees who do not presently receive such benefits. There can be no assurance that we will be able to increase the fees charged to our clients in a timely manner and in an amount sufficient to cover increased costs related to workers' compensation, unemployment insurance or health insurance benefits that may be extended to additional employees, including worksite employees.

LIABILITY FOR WORKERS' COMPENSATION CLAIMS

         Our worker's compensation insurance coverage for calendar 1997 provided for a $250,000 deductible per accident or industrial illness with an aggregate annual dollar limit on our potential liability for deductible payments of 2.2% of aggregate annual payroll. This limit was increased to 2.4% for calendar 1998, which may be increased to the extent the risk profile of our client list, as expressed by the weighted average of the manual workers' compensation premium rates of those clients, changes by more than 15%. For claims related to periods prior to 1997, there was no aggregate maximum dollar limit on our potential liability for deductible payments. From May 1, 1995 through December 31, 1996, in exchange for a lower excess insurance premium rate, we accepted the responsibility for losses exceeding the $250,000 policy deductible per accident or industrial illness on a dollar-for-dollar basis, but only to the extent such losses cumulatively exceed 85% of the excess insurance premium (excluding the profit and administration component), subject to a maximum additional premium of approximately $750,000 in 1995 and $1.2 million in 1996. As a result, we pay substantially all workers' compensation claims of our employees. To the extent we are not successful in managing the severity of workers' compensation claims remaining open from periods prior to 1997, our costs incurred will increase and could have a material adverse effect on our financial condition, results of operations and liquidity. In addition, because our aggregate liability for deductible payments was not limited for claims related to periods prior to 1997, the adverse development of any claims involving significant dollar amounts could also have a material adverse effect on our financial condition and results of operations.

         We employ the services of an independent third-party administrator to assist management in establishing an appropriate accrual for the uninsured portion of claims. However, such accrual is an estimate of future payments relating to known claims and claims incurred but not reported, based on prior experience and other relevant data. Although there can be no assurance that our actual future workers' compensation obligations for periods prior to 1997 will not exceed the amount of our workers' compensation reserves, management believes the recorded reserve is adequate. Moreover, we may incur costs related to workers' compensation claims at a higher rate in future years due to such causes as higher than anticipated losses from known claims or an increase in the number and severity of new claims. Workers' compensation insurance premiums and other costs may increase as a result of changes in our experience rating or applicable laws.

         We secure our obligations to pay the uninsured portion of our workers' compensation claims through bank standby letters of credit in favor of the insurer. Our failure to maintain sufficient letters of credit or other collateral to secure our workers' compensation obligations, or any adverse change in our experience rating or applicable laws, may adversely affect our workers' compensation insurance rates and ultimately our business, financial condition, results of operations and liquidity.

ABILITY TO CONTINUE GROWTH

         We have experienced significant growth in the past through acquisitions, internal growth and by granting franchises. There can be no assurance that, in the future, we will be able to expand our market presence in our current locations or successfully enter other markets. Our ability to continue our growth will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and our ability to maintain sufficient profit margins in the face of pricing pressures. We must also manage costs in a changing regulatory environment, adapt our infrastructure and systems to accommodate growth and recruit and train additional qualified personnel. Significant new acquisitions will require expanded or new borrowing facilities, issuance of common stock and/or additional debt or equity offerings. Our ability to make significant future acquisitions is also subject to our ability to successfully negotiate more flexible leverage (e.g., debt to EBITDA) covenants compared to those presently contained in credit lines and/or our ability to finance future acquisitions by issuance of our common stock rather than obtaining the debt financing primarily used for previous acquisitions. There can be no assurance that additional capital will be available to us on acceptable terms.

         We plan to continue to expand our business, in part, through acquisitions primarily of flexible industrial staffing companies and PEOs. There can be no assurance that we will be able to continue to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into our operations. Moreover, there can be no assurance that future acquisitions will not have a material adverse effect on our operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into our operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at existing owned locations or otherwise perform as expected. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. We compete for acquisition and expansion opportunities with entities that have substantially greater resources. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on our results of operations and financial condition.

         Franchise growth poses the additional risk of our inability to control the quality of services provided by our franchise associates. Moreover, the failure of our franchise associates to pay royalties could have a material adverse effect on our financial condition and results of operations.

RISKS RELATED TO INTANGIBLE ASSETS

         The Company's acquisition of several industrial staffing businesses has resulted in significant increases in goodwill and other intangible assets. Unamortized goodwill and other intangible assets, which include territory rights, customer lists, employee lists and covenants not to compete acquired in the acquisitions were approximately $65.3 million at September 30, 1998, representing approximately 57% of our total assets. Net identifiable intangible assets are recorded at fair value on the date of acquisition and are being amortized over periods ranging from one to 35 years. Goodwill, which relates to the excess of cost over the fair value of net assets of businesses acquired is being amortized on a straight line basis over periods ranging from 15 to 40 years. The combined weighted average amortization period of goodwill and other intangible assets is 26.8 years. There can be no assurance that we will ever realize the value of intangible assets. On an ongoing basis, we make an evaluation based on undiscounted cash flows, whether events and circumstances indicate that all or a portion of the carrying value of intangible assets may no longer be recoverable, in which case an additional charge to earnings may be necessary.

Although at September 30, 1998, the net unamortized balance of intangible assets is not considered to be impaired, any future determination requiring the write off of a significant portion of unamortized intangible assets could have a material adverse effect on our financial condition and results of operations.

RELIANCE ON INFORMATION PROCESSING SYSTEMS

         Our business depends, in part, upon our ability to store, retrieve, process, and manage significant databases, and periodically to expand and upgrade our information processing capabilities. Our computer equipment and software systems are maintained at our Deerfield Beach, Florida headquarters. Our inability to successfully implement the installation of OutSmart 3.0, a new field operations software system, or the interruption or loss of our information processing capabilities through loss of stored data, breakdown or malfunction of computer equipment and software systems, telecommunications failure, conversion difficulties, or damage to our headquarters and systems could have a material adverse effect on us.

YEAR 2000 RISKS

         As many computer systems, software programs and other equipment with embedded chips or processors (collectively, "Information Systems") use only two digits rather than four to define the applicable year, they may be unable to process accurately certain data, during or after the year 2000. As a result, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly known as the Year 2000 ("Y2K") issue. The Y2K issue concerns not only Information Systems used solely within a company but also concerns third parties, such as customers, vendors and creditors, using Information Systems that may interact with or affect a company's operations.

         The Y2K issue can affect our flexible staffing and PEO operations, including, but not limited to, payroll processing, cash and invoicing transactions, and financial reporting and wire transfers from and to our banking institutions. In 1996, we initiated a conversion of the primary software being used in our flexible staffing and PEO operations, as well as our corporate-wide accounting and billing software. Although this conversion was undertaken for the primary purpose of achieving a common data structure for all significant Company applications as well as enhancing processing capacity and efficiency, it also will result in software that properly interprets dates beyond the year 1999 ("Year 2000 Compliant").

         We have implemented a Y2K readiness program with the objective of having all of the our significant Information Systems functioning properly with respect to Y2K before January 1, 2000. The first component of this readiness program was to identify the internal Information Systems that are susceptible to system failures or processing errors as a result of the Y2K issue. This effort is substantially complete. All operating divisions have identified the Information Systems that may require remediation or replacement and established priorities for repair or replacement. Those Information Systems considered most critical to continuing operations are being given the highest priority.

         The second component of the Y2K readiness program involves the actual remediation and replacement of Information Systems. We are using both internal and external resources to complete this process. Information Systems ranked highest in priority, such as the corporate accounting and billing software, have either been remediated or replaced or scheduled for remediation or replacement. Our objectives are to complete substantially all remediation and replacement of internal Information Systems by March 1999, and to complete final testing and certification for Y2K readiness by June 1999.

         As to the third component of the Y2K readiness program, we have identified our significant customers, vendors and creditors that are believed, at this time, to be critical to business operations subsequent to January 1, 2000, and steps are underway to reasonably ascertain their respective stages of Y2K readiness through the use of questionnaires, interviews, on-site visits and other available means. We will take appropriate action based on those responses, but there can be no assurance that the Information Systems provided by or utilized by other companies which affect our operations will be timely converted in such a way as to allow them to continue normal business operations or furnish products, services or data to the Company without disruption.

         If we do not make needed remediations and conversions to the Information Systems on a timely basis or our materially-significant customers or vendors fail to make such remediations and conversions on a timely basis, we could be affected by business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on our operations, liquidity or financial condition. Although not anticipated, the most reasonably likely worst case scenario in the event we or our key customers or vendors fail to resolve the Y2K issue would be an inability on our part to perform our core functions of payroll administration, tax reporting, unemployment and insurance claims filings, billing and collections, and health benefits administration. Factors which could cause material differences in results, many of which are outside our control, include, but are not limited to, our ability to identify and correct all relevant computer software, the accuracy of representations by manufacturers of our Information Systems that their products are Y2K compliant, the ability of our customers and vendors to identify and resolve their own Y2K issues and our ability to respond to unforeseen Y2K complications.

         While we continue to focus on solutions for Y2K issues, and we expect to be Y2K compliant in a timely manner, we have established a Y2K project team whose mission is to develop contingency plans intended to mitigate the possible disruption in business operations that may result from the Y2K issue. Our Y2K project team, consisting of personnel from management, information systems/technology and legal areas, is in the process of developing such plans and the cost estimates to implement them. Contingency plans may include purchasing or developing alternative software programs, the purchase of computer hardware and peripheral equipment, and other appropriate measures. Once developed, contingency plans and related cost estimates will be continually refined as additional information becomes available. The Y2K project team expects to conclude the development of these contingency plans by December 31, 1998.

         The total cost to the Company of these Y2K compliance activities has not been and is not anticipated to be material to our business, results of operations or financial condition. The costs and time necessary to complete the Y2K modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved and actual results could differ from the estimates.

         We have capitalized and will continue to capitalize the costs of purchasing and developing new Y2K compliant Information Systems, most of which had been incurred as of September 30, 1998, but will expense the costs of the modifications to existing software made solely for purposes of Y2K compliance, most of which will be incurred during 1998. Any remaining capitalized balance for Information Systems no longer utilized because of replacement by Y2K compliant Information Systems will be expensed at the time such hardware and software is replaced. Our Y2K readiness program is an ongoing process and the estimates of costs and completion dates for various components of the Y2K readiness program described above are subject to change.

POTENTIAL LEGAL LIABILITY

         Providers of staffing services may be subject to claims relating to the actions of their employees (including their worksite employees), including possible claims of discrimination and harassment, theft of client property, misuse of client proprietary information, other criminal actions or torts and other claims. Management has adopted and implemented policies and guidelines to reduce our exposure to these risks. However, the failure of any of our employees to follow these policies and guidelines may result in negative publicity, injunctive relief and the payment of money damages or fines. Although we historically have not had any significant problems in this area, there can be no assurance that we will not experience such problems in the future.

         As an employer, we may be subject to a wide variety of employment-related claims such as claims for injuries, wrongful death, harassment, discrimination, wage and hour violations and other matters. In addition, a number of legal issues remain unresolved with respect to co-employment arrangements among PEOs, their clients and worksite employees, including questions concerning ultimate liability for violations of employment and discrimination laws. Our standard PEO client service agreement establishes a contractual division of responsibilities between us and each client for various human resource matters, including compliance with and liability under various governmental regulations. However, as a result of our status as co-employer, we may be subject to liability for violations of these and other laws despite these contractual provisions and even if we do not participate in such violations. Although such client service agreements generally provide that the client is to indemnify us for any liability attributable to the client's failure to comply with its contractual obligations and the requirements imposed by law, we may not be able to collect on such a contractual obligation claim and thus may be responsible for satisfying such liabilities. We carry liability insurance, but there can be no assurance that any such insurance will be sufficient to cover any judgments, settlements or costs relating to any present or future claims, suits or complaints or that sufficient insurance will be available to us or such providers in the future on satisfactory terms, if at all. If insurance is not sufficient to cover any judgments, settlements or costs relating to any present or future claims, suits or complaints, our business, financial condition, results of operations and liquidity could be materially adversely affected.

         We may be subject to claims asserting that we are vicariously liable for the damages allegedly caused by our franchisees. Generally, franchisor liability for the acts or inactions of our franchisees are based on agency concepts. Our franchise agreements state that the parties are not agents and that the franchisees control the day-to-day operations of their businesses. Furthermore, the franchise agreements require the franchisees to undertake certain efforts to inform the public that they are not our agents and that they are independently owned and operated. Moreover, we have taken certain additional steps to insulate our potential liability based on claims from the franchisees' conduct, including requiring the franchisees to indemnify the franchisor for such claims and mandating that the franchisees carry certain insurance coverage naming us as an additional insured. Despite these efforts to minimize the risk of vicarious liability, there can be no assurance that a claim will not be made against us, nor that the indemnification requirements and insurance coverage will be sufficient to cover any judgments, settlements or costs relating to such a claim.

COMPETITION

         The staffing industry is highly competitive, with approximately 7,000 companies providing flexible staffing services through approximately 17,000 locations and approximately 2,000 companies providing PEO services. We compete with larger full-service and specialized flexible staffing and PEO competitors in national, regional and local markets. In addition, we may encounter substantial competition from new market entrants. Many of our competitors have significantly greater name recognition and have greater marketing, financial and other resources. We expect that there will be significant consolidation in the staffing industry in the future, resulting in increased competition from larger national and regional companies. There can be no assurance that we will be able to compete effectively against such competitors in the future.

DEPENDENCE ON CERTAIN CLIENTS

         Approximately 12% of our total 1997 revenues and approximately 23% of the 1997 revenues of our PEO operations were derived from services provided to independent Allstate insurance agents. As of September 30, 1998, such services were provided to approximately 2,500 such agents. Although each of these agents has the authority to make its own decisions concerning outside vendors, they are required to choose service providers from among those that are approved by the respective agent's regional headquarters office. Allstate recently began approving service providers on a national basis only, and we have been granted that approval for 1999. Our failure to remain an approved service provider may result in the loss of some or all of these customers, which could have a material adverse effect on our business, financial condition, results of operations and liquidity. Also, the Company is aware of pending litigation against Allstate regarding its use of PEO services. At this time, we are unable to determine the ultimate impact of this litigation on the Company. In addition, approximately 8% of our total 1997 revenues and 15% of the 1997 revenues of our PEO operations were derived from services provided to certain of our flexible industrial staffing franchises.

SEASONAL VARIATIONS IN RESULTS

         We normally experience higher revenues in our third and fourth quarters because of increased demand for temporary industrial personnel during this time. Demand is higher during these two quarters because most of our flexible staffing clients are increasing production in preparation for the end of the year holiday season. Our quarterly operating results also fluctuate as a result of a number of timing factors, including the effect of employment tax limits. In addition, we usually experience lower revenues in the first quarter due to unfavorable weather conditions and lower overall economic activity. In 1998, the seasonal increase in our industrial staffing revenue has been lower than that experienced in prior years, which we attribute to slower economic activity in U.S. manufacturing and distribution, and we expect this slower seasonal increase to continue through the fourth quarter of 1998. Even though there is a seasonal reduction of industrial staffing revenues in the first quarter of a year as compared to the fourth quarter of the prior year, we do not reduce the related core personnel and other operating expenses proportionally because most of that infrastructure is needed to support anticipated increased revenues in subsequent quarters. PEO revenues are generally not subject to seasonality to the same degree as industrial staffing revenues although the net income contribution of PEO revenues expressed as a percentage of sales is significantly lower than the net income contribution of industrial staffing revenues. As a result of the above factors, we traditionally experience operating income in the first quarter of a year that is significantly less than (i) the fourth quarter of the preceding year and (ii) the subsequent three quarters of the same year.

FINANCIAL CONDITION OF CLIENTS

         We are obligated to pay the wages and salaries of our worksite employees regardless of whether our clients pay us on a timely basis or at all. We also make advances to certain flexible staffing franchise associates to fund payroll for temporary personnel provided by those franchise associates to their clients. To the extent that one or more clients or flexible staffing franchise associates experience financial difficulty, or are otherwise unable to meet their obligations as they become due, our financial condition, results of operations and liquidity could be materially adversely affected.

RISK OF LOSS OF QUALIFIED STATUS FOR CERTAIN TAX PURPOSES

         For purposes of our 413(c) multiple-employer retirement plans (which are similar to 401(k) retirement plans), cafeteria plan and federal employment tax withholding, we treat worksite employees as our employees. It is possible that in connection with an examination by the IRS of a client company and/or of us, the IRS may determine that we are not the employer of the worksite employees. The IRS is conducting an examination division market segment specialization program, coordinated through its Houston, Texas district office, to examine PEOs throughout the United States. If we are not the employer of the worksite employees, the qualified tax status of our multi-employer retirement plans and cafeteria plan may be revoked and we may lose our ability to assume a client company's federal employment tax withholding obligations.

         If the loss of qualified tax status for our multi-employer retirement plans or cafeteria plan is applied retroactively, employees' vested account balances may become taxable immediately to the employees, we would lose our tax deduction to the extent the contributions were not vested, the plan trust would become a taxable trust and penalties could be assessed. A retroactive application by the IRS of an adverse conclusion could have a material effect on our financial position, results of operations and liquidity. In such a scenario, we would also face the risk of client dissatisfaction as well as potential litigation. In addition, if we are required to report and pay employment taxes for the separate accounts of our clients rather than for our own account as a single employer, we could incur increased administrative burdens. We are unable to predict the timing or nature of the findings of an IRS examination.

POTENTIAL LOSS OF WORKING CAPITAL FUNDING SOURCE

         Flexible industrial staffing employees are paid by us on a daily or weekly basis and PEO employees are paid by us on a weekly, bi-weekly, semi-monthly or monthly basis. We, however, receive payment for these services from our flexible industrial staffing customers and approximately 10% of our PEO customers, on average, 45 to 50 days from the date of invoice. The remaining PEO customers generally pay when services are rendered. As new offices are established or acquired, or as existing offices expand, there will be increasing requirements for cash to fund these payroll obligations. Our primary sources of working capital funds are our $34.0 million line of credit facility with BankBoston, N.A., as agent for a syndicate of lenders (the "Revolving Facility") and our $50.0 million securitization facility with an affiliate of BankBoston, N.A. If either of these financing sources become unavailable and we were unable to secure alternative financing on acceptable terms, our business, financial condition, results of operations and liquidity would be materially adversely affected.

POSSIBLE ADVERSE EFFECT OF FLUCTUATIONS IN THE GENERAL ECONOMY AND BUSINESS OF CLIENTS

         Historically, the general level of economic activity has significantly affected the demand for temporary personnel. As economic activity has slowed, the use of temporary employees often has been curtailed before core employees have been laid off. There can be no assurance that an economic downturn would not adversely affect the demand for temporary personnel. During periods of increased economic activity and generally higher levels of employment, the competition among flexible staffing firms for qualified temporary personnel is intense. There can be no assurance, however, that our PEO operations will not be adversely affected by decreases in economic activity. Staffing providers are also affected by fluctuations and interruptions in the business of their clients.

ANTI-TAKEOVER PROVISIONS

         Pursuant to our Articles of Incorporation, the Board has the authority to issue shares of preferred stock and to determine the designations, preferences, rights and qualifications or restrictions of those shares without any further vote or action by the shareholders. The rights of the holders of common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. On October 22, 1997, we amended our Articles of Incorporation to provide for the classification of our Board into three classes, each class to be as nearly equal in number of directors as possible, and amend our Bylaws. These and other additional provisions contained in our Amended Articles, Amended Bylaws and the Florida Business Corporation Act, could have the effect of making it more difficult for a party to acquire, or of discouraging a party from attempting to acquire, control of the Company without approval of our Board.

         We have entered into a Shareholder Protection Rights Agreement and have declared a dividend of one right for each outstanding share of common stock. These rights may cause substantial dilution to a person or group that attempts to acquire us in a manner or on terms not approved by the Board. These provisions and agreements are intended to encourage a person interested in acquiring us to negotiate with, and to obtain the approval of, the Board in connection with such a transaction. However, certain of these provisions and agreements may discourage a future acquisition of the Company, including an acquisition in which shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so.

VOTING TRUST AGREEMENT AND SHAREHOLDERS' AGREEMENT

         Certain of our shareholders have deposited 3,993,800 shares of common stock into a voting trust (the "Voting Trust"), the trustees of which are Messrs. Paul M. Burrell, the President, Chief Executive Officer and Chairman of the Board, and Richard J. Williams, a Director (the "Trustees"). The Voting Trust terminates in February 2007. Pursuant to the terms of the Voting Trust, the Trustees have sole and exclusive right to vote the shares of common stock deposited in the Voting Trust. The shares of common stock in the Voting Trust constitute approximately 46.1% of the issued and outstanding shares of common stock. Accordingly, the Trustees will retain sufficient voting power to control the election of the Board or the outcome of any extraordinary corporate transaction submitted to the shareholders for approval for the foreseeable future.

         Effective February 21, 1997, the Company's then existing shareholders agreed for a period of ten years to vote in favor of electing the following persons to the Company's Board of Directors: three persons designated by the Chief Executive Officer, two persons designated by certain investors in the Company and two additional persons selected by the previously elected directors. If the Company fails to achieve certain performance criteria, the investors have the right to designate up to two additional members of the Board. The shareholders further agreed to ratify any merger, consolidation or sale of the Company, any acquisitions made by the Company, and any amendments to the Company's Articles or Bylaws to the extent such actions are approved by the Board.

POTENTIAL VOLATILITY OF STOCK PRICE

         The market price of the common stock could be subject to significant fluctuations in response to our operating results, announcements of new services or market expansions by us or our competitors, changes in general conditions in the economy, the financial markets, the employment services industry, or other developments and activities affecting us, our clients or our competitors, some of which may be unrelated to our performance. The sale or attempted sale of a large amount of the common stock into the market may also have a significant impact on the trading price of the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial amounts of common stock in the public market following the Offering could have an adverse effect on prevailing market prices of the common stock. After this Offering, approximately 3.7 million shares of common stock will be freely tradeable without restriction.

         We have reserved 1,040,000 shares of common stock for issuance under our Stock Option Plan. As of September 30, 1998, options to purchase up to 952,188 shares of common stock (net of forfeitures) have been granted under the Stock Option Plan. In addition, in November 1998, we authorized the issuance of options to purchase 373,500 shares of common stock, subject to the approval by our shareholders at the 1999 annual meeting of an increase in the number of shares of common stock reserved for issuance under the Stock Option Plan. On June 17, 1998, we filed a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the Stock Option Plan, thereby permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. We have agreed, upon demand, to register up to 1,360,304 shares of common stock issuable upon the exercise of certain outstanding warrants, subject to certain terms and conditions of a Registration Rights Agreement. We have also agreed to include the warrants shares and shares of common stock owned by certain shareholders in certain registration statements under the Securities Act which we may file.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares by the selling shareholder.


                              SELLING SHAREHOLDERS

         The following table sets forth the number of shares of common stock owned by each of the selling shareholders. Because the selling shareholder may offer all or any portion of his shares pursuant to the offering contemplated by this Prospectus, we can not provide an estimate as to the exact number of shares the selling shareholder will hold after completion of this offering. All of this information has been provided by the selling shareholder.


                                         NUMBER OF SHARES HELD
NAME AND POSITION                        PRIOR TO THE OFFERING                    NUMBER OF SHARES OFFERED
-----------------                        ---------------------                    ------------------------

Robert A. Lefcort, Assistant                 119,522                                  119,522
Secretary and Director of
OutSource and President
of Synadyne division

                                              59,751                                   59,751
Robert A. Lefcort
and Nadya I. Schubert, Co-
trustees of the Robert A.
Lefcort Irrevocable Trust




         This Registration Statement will also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, merger, consolidation, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of outstanding shares of common stock.


                              PLAN OF DISTRIBUTION

         We are registering this offering of shares on behalf of the selling shareholder, and we will pay all costs, expenses and fees related to such registration, including all registration and filing fees, printing expenses, fees and disbursements of our counsel, blue sky fees and expenses and the expenses of any special audits or "cold comfort" letters. The selling shareholder will pay all selling expenses, including all underwriting discounts and selling commissions, all fees and disbursements of his counsel and all "road show" and other marketing expenses incurred by the

Company or any underwriters which are not otherwise paid by such underwriters.

         The selling shareholder may sell his shares from time to time in one or more transactions on the Nasdaq National Market or in private, negotiated transactions. The selling shareholder will determine the prices at which he sells his shares. Such transactions may or may not involve brokers or dealers.

         If the selling shareholder uses a broker-dealer to complete his sale of the shares, such broker-dealer may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or from you, as purchaser (which compensation might exceed customary commission).

         We have agreed to indemnify the selling shareholder, and the selling shareholder has agreed to indemnify us, against certain liabilities arising under the Securities Act of 1933. The selling shareholder may indemnify any agent, dealer or broker-dealer that participates in sales of the shares against similar liabilities.


                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed on for the Company by Holland & Knight LLP, One East Broward Boulevard, Fort Lauderdale, Florida 33301.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule of OutSource International, Inc. and Subsidiaries incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of LM Investors, Inc. incorporated in this prospectus by reference from OutSource International, Inc. and Subsidiaries' Current Report on Form 8-K/A dated May 4, 1998, Mid-West Temps, Inc. incorporated in this prospectus by reference from OutSource International, Inc. and Subsidiaries' Current Report on Form 8-K/A dated July 28, 1998, and of Resource Dimensions, Inc. incorporated in this prospectus by reference from OutSource International, Inc. and Subsidiaries' Current Report on Form 8-K/A dated July 28, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Expenses to be paid by the Company in connection with the issuance of the securities being registered hereby are estimated as follows:

            SEC registration fee.......................   $   250
            Accounting fees and expenses ..............     5,000
            Legal fees and expenses ...................     7,500
            Miscellaneous..............................       250
                Total..................................   $13,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority to indemnify its directors and officers to the extent provided in the FBCA. Section 607.0850 of the FBCA permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

         The Bylaws provide that the Company shall indemnify its officers and directors to the fullest extent provided by law. At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by an officer or director.

ITEM 16.  EXHIBITS

         The following exhibits are filed herewith.

         EXHIBIT NO.                        DESCRIPTION
         -----------                        -----------

         2.1*                       Amended and Restated Agreement Among Shareholders dated
                                    February 21, 1997.
         2.2*                       Articles of Share Exchange among OutSource International, Inc.,
                                    Capital Staffing Fund, Inc. OutSource Franchising, Inc., Synadyne
                                    I, Inc., Synadyne II, Inc., Synadyne III, Inc., Synadyne IV, Inc.,
                                    Synadyne V, Inc. Employees Insurance Services, Inc. and
                                    OutSource International of America, Inc. dated February 21, 1997.
         4.1*                       Amended and Restated Articles of Incorporation of the Company
         4.2*                       Amended and Restated Bylaws of the Company
         4.3*                       Shareholder Protection Rights Agreement
         5                          Opinion of Holland & Knight LLP
         23.1                       Consent of Holland & Knight LLP (included in Exhibit 5)
         23.2                       Consent of Deloitte & Touche LLP
         23.3                       Consent of Deloitte & Touche LLP
         24                         Power of Attorney (included on signature page)



* Incorporated by reference to the Exhibits to the Company's Registration Statement on Form S-1 (File No. 333-33443) filed with the Securities and Exchange Commission on August 12, 1997, as amended.

ITEM 17.  UNDERTAKINGS

          (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Deerfield Beach, State of Florida, on December 15, 1998.

                                  OUTSOURCE INTERNATIONAL, INC.


                                  By: /s/ Paul M. Burrell
                                      --------------------------------------
                                      Paul M. Burrell
                                      President, Chief Executive Officer
                                      and Chairman of the Board of Directors


                                POWER-OF-ATTORNEY

     Each person whose signature appears below constitutes and appoints Paul M. Burrell and Scott R. Francis, and each of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including a Registration Statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

                  NAME                                         TITLE                                   DATE
                  ----                                         -----                                   ----

/s/ Paul M. Burrell                        President, Chief Executive Officer and                December 15, 1998
-----------------------------------------  Director (Principal Executive Officer)
Paul M. Burrell


/s/ Robert A. Lefcort                      Executive Assistant, Secretary and                    December 15, 1998
-----------------------------------------  Director
Robert A. Lefcort


/s/ Scott R. Francis                       Chief Financial Officer, Treasurer and                December 15, 1998
-----------------------------------------  Director (Principal Financial Officer)
Scott R. Francis

/s/ Robert E. Tomlinson
-----------------------------------------  Chief Accounting Officer                              December 15, 1998
Robert E. Tomlinson

/s/ Richard J. Williams
-----------------------------------------  Director                                              December 15, 1998
Richard J. Williams

/s/ Samuel H. Schwartz
-----------------------------------------  Director                                              December 15, 1998
Samuel H. Schwartz

/s/ David S. Hershberg
-----------------------------------------  Director                                              December 15, 1998
David S. Hershberg

/s/ Lawrence A. Chimerine
-----------------------------------------
Lawrence A. Chimerine                      Director                                              December 15, 1998





                                      II-4